REQUEST FOR ANNUAL FINANCIAL STATEMENTS

AND MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A

To:

CanAlaska Uranium Ltd. (the “Company”)

National Instrument 51-102 Continuous Disclosure Obligations requires the Company send annually a request form to registered holders and beneficial owners of securities to enable the holders and owners to request a copy of the Company’s annual financial statements and related “MD&A” and/or interim financial statements and related MD&A be mailed to them.  These documents may be found on SEDAR at www.sedar.com or on the Company’s web site at www.canalaska.com .  If you would like to have these documents sent to you, please complete and return this form to:

CANALASKA URANIUM LTD.

1020 – 625 Howe Street

Vancouver, BC  V6C 2T6

Facsimile:  604-688-3217

________ I wish to receive Annual Financial Statements and related MD&A

________ I wish to receive Interim Financial Statements and related MD&A

Name:

Address:

Telephone:

                        ______________________________

Fax number:

Please Note:

A request form will be mailed each year.  If you wish to receive such materials, a request form must be returned to the Company each year to receive the Annual and/or Interim Financial Statements and related MD&A’s.

If you do not return this request to the Company, you will not be sent the Company’s Annual Financial Statements and related MD&A, or Interim Financial Statements and related MD&A, for the current financial year.

You may also make this request at the Company’s web site www.canlaska.com at contact us.

I confirm that I am a registered / beneficial shareholder of the Company.

SIGNATURE OF SHAREHOLDER:

DATE:

CUSIP NO:  13708P102

By providing an E-mail address, you will be deemed to be consenting to electronic delivery to you at such E-mail address of the above selected Financial Statements and related MD&A, if delivery by electronic means is allowed by the applicable regulatory rules and policies.

______________________________________________________________

E-mail address (optional)

6/17/2010